                                    EXHIBIT 2

January 23, 2001


Mr. Ivan R. Sabel, CPO
Chairman and Chief Executive Officer
Hanger Orthopedic Group, Inc.
Two Bethesda Metro Center, Suite 1200
Bethesda, MD  20814

Dear Van:

Since the date of our original agreement (December 11, 2000), you have requested certain additions to the scope of work and that specificity be added relative to the Phase II work. In addition, we have concluded our conflicts check and have updated that information in the Disclosures section. You acknowledge that Phase I has been satisfactorily completed and that this agreement replaces in its entirety the agreement dated December 11, 2000.
This letter outlines the understanding between Jay Alix & Associates, a Michigan corporation ("JA&A") and Hanger Orthopedic Group, Inc. ("Hanger" or the "Company") of the objective, tasks, work product and fees for the engagement of JA&A to provide financial and operational consulting services to the Company.

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                                    OBJECTIVE
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Assist the Company in improving its financial position by identifying operational and financial improvement opportunities, and to assist management in the implementation of actions to capture the benefits of these opportunities.

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                                      TASKS
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The focus of this engagement will be on pursuing the opportunities for operational and financial improvement identified in Phase I, while establishing the basic controls and processes to support improved financial management. Specifically we will concentrate on the following initiatives:

         1.       Accounts Receivable Reduction
         2.       Materials Management and Purchasing Cost Reductions
         3.       Inventory Management
         4.       General and Administrative Expense Reduction
         5.       Centralized Claims Processing Center
         6.       Supply Distribution Services and Fixed Cost Reduction
         7.       Shared Fabrication Roll-Out and Associated Cost Reduction
         8.       Marketing and Revenue Growth
         9.       Evaluation and (if desired) Divestment of PreFabrication
         10.      Negotiating and Securing Funds (if desired)
         11.      Financial Interim Management

Our methodology will be simple and hands-on, utilizing existing resources to the maximum extent possible. Based on this understanding, we anticipate a continuum of work involving diagnosis, analysis, modeling, and implementation, all occurring more or less at the same time.

The specific tasks where assistance will be provided include the following:

- Develop a plan to pursue the opportunities identified in Phase I through the use of the Profit Improvement Teams approach.

- Develop the goals, measurements, structure and composition of the Profit Improvement Teams that will be made up of the Company's employees that will pursue the identified opportunities.

- Assist in selecting members for a Steering Committee (suggested composition is one member from the Company and JA&A) and Profit Improvement Teams, and assist in structuring their organizations.

-        Develop and provide training for Profit Improvement Teams' leaders.

-        Organize and lead the Profit Improvement Teams' kickoff meeting.

- Assist the Company in developing a communications program, including key messages and communications vehicles targeted at employees, customers, vendors and others.

- Actively participate as facilitators to the Profit Improvement Teams and assist in monitoring and reporting on their progress.

- Provide oversight assistance during the implementation process for initiatives approved by the Steering Committee and pursued by the Profit Improvement Teams.

- Assist in measuring financial and other benefits derived from the Profit Improvement Team process.

-        Assist in other matters as may be mutually agreed upon.

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                                  WORK PRODUCT
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Our work product will be in the form of:
-        Information to be discussed with you and others, as you may direct.

- Written reports, analysis worksheets, and analytical models to support decision-making and communications, as we deem necessary or as you may request.

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                                    STAFFING
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Tom Kirk will be the principal with overall responsibility for overseeing the engagement strategy, the fieldwork and design, and assuring the engagement objectives are met and the tasks are satisfactorily completed. Tom will be supported by Mike Lacusta, Marta Angueira, and Dennis Currier who will be on-site engagement senior associates responsible for the day-to-day review and implementation activities. Tom and this team may also be supported by other JA&A staff to conduct financial analysis, cash flow modeling and other analytical and/or implementation activities.

If additional resources are required, we will discuss the purpose in utilizing these resources with you and will obtain your approval before proceeding. For certain additional resources, we occasionally retain independent contractors with specialized skills and abilities to assist us.

Based on our current understanding of the situation, implementation of the total plan could require an estimated twelve (12) months, depending on the extent of initiatives undertaken. Should we be requested to provide services beyond this period, we reserve the right to negotiate a new agreement.

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                            TIMING, FEES AND EXPENSES
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We will commence this engagement immediately upon receipt of a signed engagement letter and retainer.

Hourly Fees and Expenses. This engagement will be staffed with professionals at various levels, as the tasks require. Our fees will be based on the hours charged at our hourly rates that are:

               Principals                        $500 -$620

               Senior Associates                 $385 -$495

               Associates                        $285 -$375

               Accountants and Consultants       $200 -$280

These hourly billing rates will be in effect until December 31, 2001, after which we reserve the right to revise our rates.

We will charge for our time when traveling to or from the assignment general area. Daily commuting time within the general area is excluded. In addition to the fees set forth above, the Company shall pay directly or reimburse JA&A upon receipt of periodic billings, for all reasonable out-of-pocket expenses incurred in connection with this assignment such as travel, lodging, postage, telephone and facsimile charges. We will submit semi-monthly invoices for the costs of the services rendered and expenses incurred, which will be due upon receipt.

We will require a retainer of $200,000 to be applied against the time charges and expenses specific to the engagement. We will offset the semi-monthly invoices against the retainer and payments will replenish the retainer to the agreed upon amount. Any unearned portion of the retainer will be returned to you at the termination of the engagement.

Contingent Success Fees. As we mentioned during our meeting on Wednesday, we typically work for fees and expenses plus a success fee that aligns our incentives with yours.

A- We will employ the JA&A Profit Improvement Team process to identify and implement initiatives using a cross-functional employee team approach that will be facilitated by JA&A. This process will identify a number of opportunities that will reduce expenses, improve productivity, enhance margins, increase sales or generate one-time cash or balance sheet benefits. Team initiatives will be presented to the Steering Committee for approval including an explanation of the project, its benefits and how they will be measured and other relevant information. It is understood that the JA&A Profit Improvement Team process provides a mechanism to focus attention on achieving profitability and liquidity gains. The Profit Improvement Team process drives implementation of improvements both that are identified by Team members as well as improvements that are already identified but not yet implemented or substantially completed as of the date of this letter. It is agreed that improvements eligible for payment of success fees are authorized for inclusion in the cumulative value at the time of approval and pursuant to this paragraph include both improvements.

It is agreed that one full year of recurring benefits shall be counted where such full year is measured at the rate of annual benefit following full implementation of the initiative. One-time financial benefits shall include agreed upon reductions in working capital, reductions in approved capital spending, and asset sales.

The Company agrees to pay a success fee equal to the following schedule based upon the cumulative value of transactions that are submitted and approved for implementation by the Steering Committee:


      ----------------------------    ---------------------------------------------------
           SUCCESS FEE BASED ON                SUCCESS FEE PAYMENT
                CUMULATIVE                     (% OF IMPROVEMENT)
            VALUE* IN COVERED
              TRANSACTIONS
      ----------------------------    ---------------------------------------------------
           First $2.0 Million                                None
      ----------------------------    ---------------------------------------------------
      ----------------------------    ---------------------------------------------------
           $2.0 to $5.25 Million      8% of cum. value over $2 Million up to $5.25
                                      Million
      ----------------------------    ---------------------------------------------------
           $5.25 to $8.5 Million      $260,000 + 10.0% of cum. value over $5.25 Million
                                      up to $8.5 Million
      ----------------------------    ---------------------------------------------------
           $8.5 to 11.75 Million      $585,000 + 12.0% of cum. value over $8.5 Million
                                      up to $11.75 Million
      ----------------------------    ---------------------------------------------------
           $11.75 to 15.0 Million     $975,000 + 14.0% of cum. value over $11.75
                                      Million up to $15.0 Million
      ----------------------------    ---------------------------------------------------
           > $15.0 Million            $1,430,000 + 15.0% of cum. value over $15 Million
      ----------------------------    ---------------------------------------------------

*  Excluding restructuring, one-time or extraordinary charges

B.-- If the Company requests that a member(s) of the JA&A team participate in securing new debt or equity, a Contingent Success Fee will be payable at closing equal to 50 basis points of the existing principal amount of any restructured or new debt each time that debt replaces or augments the existing debt agreements of the Company. For purposes of this Contingent Success Fee, "restructured or new debt" includes any debt that is secured by a first lien on specific property or equipment of the Company, any "Subordinated Debt" that is secured by any lien on unspecified property or equipment of the Company or a second or junior lien on specified property or equipment of the Company, or any unsecured debt. This would include the modification, amendment or renegotiation of the Company's current senior secured, subordinated debt, lease and contract obligations, and trade debt. For new equity the Contingent Success Fee will equal 50 basis points on the amount of new equity.

C.-- If the Company requests that a member(s) of the JA&A team provide investment banking services which culminate with the closing of a transaction, a Contingent Success Fee will be payable at closing equal to 1 1/2 per cent of the Total Consideration of the transaction. For purposes of this Contingent Success Fee, "Total Consideration" shall mean the value of the cash received and the fair market value of securities or other assets received plus all assumed debt. With respect to the sale of less than 100% of the stock or assets of the Company, Total Consideration will be calculated based upon the implied total value of such transaction(s).

The following options for payment apply to success fees and the Company shall declare its choice in writing at the commencement of this engagement:

PAYMENT OPTION A- We will submit monthly invoices for the approved success fees as described above, and payment will be due upon receipt of the invoice.

PAYMENT OPTION B- We will submit monthly invoices for the approved success fees as described above. One-half of the invoice amount will be paid in cash upon receipt of the invoice. The remaining one-half will be paid within thirty days of the date of the invoice through an award of options on the Company's stock. All options shall be granted at the average closing price for the period beginning December 23, 2000 and ending January 23, 2001. The number of options will be determined by multiplying the remaining balance times 1.5 and dividing the product by the price as defined above. The options shall be exercisable beginning with the 6th month following each award and shall expire five (5) years from the termination of JA&A's engagement.

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                           RELATIONSHIP OF THE PARTIES
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The parties intend that an independent contractor relationship will be created by this agreement. JA&A is not to be considered an employee or agent of the Company and the employees of JA&A are not entitled to any of the benefits that the Company provides for the Company's employees.

The Company also agrees not to solicit, recruit or hire any employees or agents of JA&A for a period of two years subsequent to the completion and/or termination of this agreement.

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                                 CONFIDENTIALITY
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JA&A agrees to keep confidential all information obtained from the Company. JA&A agrees that neither it nor its directors, officers, principals, employees, agents or attorneys will disclose to any other person or entity, or use for any purpose other than specified herein, any information pertaining to the Company or any affiliate thereof which is either non-public, confidential or proprietary in nature ("Information") which it obtains or is given access to during the performance of the services provided hereunder. JA&A may make reasonable disclosures of Information to third parties in connection with their performance of their obligations and assignments hereunder. In addition, JA&A will have the right to disclose to others in the normal course of business its involvement with the Company.

Information includes data, plans, reports, schedules, drawings, accounts, records, calculations, specifications, flow sheets, computer programs, source or object codes, results, models, or any work product relating to the business of the Company, its subsidiaries, distributors, affiliates, vendors, customers, employees, contractors and consultants.

The Company acknowledges that all advice (written or oral) given by JA&A to the Company in connection with JA&A's engagement is intended solely for the benefit and use of the Company (limited to its management) in considering the transactions to which it relates. The Company agrees that no such advice shall be used for any other purpose or reproduced, disseminated, quoted or referred to at any time in any manner or for any purpose other than accomplishing the tasks and programs referred to herein or in discussions with the Company's lenders or debt holders, without JA&A's prior approval (which shall not be unreasonably withheld) except as required by law. This agreement will survive the termination of the engagement.

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                           FRAMEWORK OF THE ENGAGEMENT
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The Company acknowledges that it is hiring JA&A purely to assist and advise the
Company in business planning and restructuring. JA&A's engagement shall not constitute an audit, review or compilation, or any other type of financial statement reporting or consulting engagement that is subject to the rules of the AICPA, the SSCS, or other such state and national professional bodies.

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                             INDEMNIFICATION OF JA&A
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In engagements of this nature, it is our practice to receive indemnification.
Accordingly, in consideration of our agreement to act on your behalf in connection with this engagement, you agree to indemnify, hold harmless, and defend us (including our principals, employees and agents) from and against all claims, liabilities, losses, damages and reasonable expenses as they are incurred, including reasonable legal fees and disbursements of counsel, and the costs of our professional time (our professional time will be reimbursed at our rates in effect when such future time is required), relating to or arising out of the engagement, including any legal proceeding in which we may be required or agree to participate but in which we are not a party. We, our principals, employees and agents may, but are not required to, engage a single firm of separate counsel of our choice in connection with any of the matters to which this indemnification agreement relates. This indemnification agreement does not apply to actions taken or omitted to be taken by us in bad faith.

In addition to the foregoing indemnification, if any JA&A personnel assume any senior management positions under the terms of this agreement, they will be deemed to be officers of the Company, and they shall be individually covered by the same indemnification and directors' and officers' liability insurance as is applicable to other officers of the Company.

If any JA&A personnel are deemed to be officers of the Company, the Company agrees that it will use its best efforts to specifically include and cover any JA&A appointees under the Company's policy for directors' and officers' insurance. In the event that the Company is unable to include JA&A appointees under the Company's policy or does not have first dollar coverage as outlined in the preceding paragraph in effect for at least $10 million, (e.g., such policy is not reserved based on actions that have been or are expected to be filed against Officers and Directors alleging prior acts that may give rise to a claim), it is agreed that JA&A will attempt to purchase a separate directors' and officers' policy that will cover its employees and agents only and that the cost of same shall be invoiced to the Company as an out of pocket cash expense. If JA&A is unable to purchase such directors' and officers' insurance, then we reserve the right to terminate this agreement.

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                            TERMINATION AND SURVIVAL
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The agreement may be terminated at any time by written notice by one party to the other; provided, however, that notwithstanding such termination JA&A will be entitled to any fees and expenses, due under the provisions of the agreement. It is agreed that unless JA&A is terminated for cause (as defined below) that it shall be entitled to all Contingent Success Fees for approved initiatives through the date of termination plus any initiatives that have been identified prior to the date of termination and are subsequently consummated by the Company within six months after the termination of the agreement, JA&A shall be compensated by the Company in accordance with the provisions in the Contingent Success Fee section above. Further, if JA&A terminates this agreement with the mutual consent of the

Company or if this agreement is terminated by the Company for any reason other than cause before the cumulative total of the hourly fees paid for this engagement as of the date of termination, equals $600,000, JA&A shall be due the difference between $600,000 and the cumulative total of the hourly fees paid as of the date of termination. Such difference shall be paid within thirty (30) days from the date of termination.

If JA&A terminates the agreement, it shall be entitled to all hourly fees and expenses earned through the date of termination by JA&A and if such termination should occur, all Contingent Success Fees in accordance with the provisions in the Contingent Success Fee section above for initiatives approved through the date of termination.

Cause shall mean a JA&A representative acting on behalf of the Company is convicted of a felony or it is determined in good faith by the Board of Directors of the Company, and after 30 days notice and opportunity to cure either: (i) a JA&A representative willfully engages in misconduct injurious to the Company, (ii) a JA&A representative breaches any of his or its material obligations under this Agreement; or; (iii) a JA&A representative willfully disobeys a lawful direction of the Board of Directors of the Company.

Such payment obligations shall inure to the benefit of any successor or assignee of JA&A. The obligations of the parties under the Indemnification of JA&A, Confidentiality and Termination and Survival sections of this agreement shall survive the termination of the agreement as well as the other sections of this agreement that expressly provide that they shall survive termination of this agreement.

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                                  GOVERNING LAW
--------------------------------------------------------------------------------

This letter agreement is governed by and construed in accordance with the laws of the State of New York with respect to contracts made and to be performed entirely therein and without regard to choice of law or principles thereof.

If we have any dispute arising between us, including any dispute with respect to this agreement, its interpretation, performance or breach, and are unable to agree on a mutually satisfactory resolution with 30 days, either party may require the matter to be settled by binding arbitration. If such arbitration shall occur, it shall be in New York City. We shall attempt for two weeks to agree on a single arbitrator. If that effort shall fail, each party shall appoint one arbitrator. The two arbitrators so chosen shall attempt for two weeks to select a third. If they are unable to agree, the American Arbitration Association in New York City shall choose the third. The arbitration shall occur using the rules and procedures of the American Arbitration Association. The decision of the arbitrator(s) shall be final, binding and non-appealable.

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                                   DISCLOSURES
--------------------------------------------------------------------------------

We know of no fact or situation that would represent a conflict of interest for us with regard to the Company. We do wish to disclose the following information:

         - Jay Alix, a principal in Jay Alix & Associates, is also the Managing Principal of Questor Partners Fund, L.P. ("QPF") and Questor Partners Fund II, L.P. ("QPF II"), a $300 million fund and an $860 million fund, respectively, both investing in special situations and underperforming companies.

         - All of the principals of JA&A, including Jay Alix, own general and/or limited partnership interests in one or more of the following related entities: QPF, QPF II, Questor Side-by-Side Partners, L.P., Questor Side-by-Side Partners II, L.P., and Questor Side-by-Side Partners II 3(c)(1), L.P.

         - Bankers Trust Co., a lender to the Company, is affiliated with an investor in QPF and QPF II.

         - Comerica Bank, a lender to the Company, is an investor in QPF and QPF II and is a former client of JA&A.

         - Fleet National Bank, a lender to the Company, is affiliated with an investor in QPF II.

         - Chase Manhattan Bank, a lender to the Company, is affiliated with an investor in QPF and QPF II.

While we are not currently aware of any other relationships that connect us to any party in interest, because JA&A is a consulting firm that serves clients on a national basis in numerous cases, both in and out of court, it is possible that JA&A may have rendered services to or have business associations with other entities which had or have relationships with the Company, including creditors of the Company. JA&A has not and will not represent the interests of any of these aforementioned entities in this case involving the Company.

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                                  SEVERABILITY
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If any portion of the letter agreement shall be determined to be invalid or unenforceable, we each agree that the remainder shall be valid and enforceable to the maximum extent possible.

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                                ENTIRE AGREEMENT
--------------------------------------------------------------------------------

All of the above contains the entire understanding of the parties relating to the services to be rendered by JA&A and may not be amended or modified in any respect except in writing signed by the parties. JA&A will not be responsible for performing any services not specifically described in this letter or in a subsequent writing signed by the parties.

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                                     NOTICES
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All notices required or permitted to be delivered under this letter agreement shall be sent, if to us, to the address set forth at the head of this letter, to the attention of Mr. Melvin R. Christiansen, and if to you, to the address for you set forth above, to the attention of your General Counsel, or to such other name or address as may be given in writing to the other party. All notices under the agreement shall be sufficient if delivered by facsimile or overnight mail. Any notice shall be deemed to be given only upon actual receipt.

If these terms meet with your approval, please sign and return the enclosed copy of this proposal and wire transfer the amount to establish the retainer. We look forward to working with you.

Sincerely yours,

/s/ Thomas F. Kirk


JAY ALIX & ASSOCIATES
Thomas F. Kirk
Principal

Acknowledged and Agreed to:

Hanger Orthopedic Group, Inc.

By:              /s/ Ivan R. Sabel
                 ---------------------------------------------------------------
Its:             CEO
                 ---------------------------------------------------------------
Dated:           2/1/01
                 ---------------------------------------------------------------